File No. 70-

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM U-1
            _________________________________________

                     APPLICATION-DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            _________________________________________

Entergy Power, Inc.                          Entergy Corporation
Parkwood Two Building                        639 Loyola Avenue
10055 Grogan's Mill Road, Suite 500          New Orleans, LA  70113
The Woodlands, TX  77380

          (Names of companies filing this statement and
            addresses of principal executive offices)
            _________________________________________

                       Entergy Corporation

        (Name of top registered holding company parent of
                  each applicant or declarant)
            _________________________________________

     C. John Wilder                     Geoffrey Roberts
     Executive Vice President and       President
     Chief Financial Officer            Entergy Power, Inc.
     Entergy Corporation                Parkwood Two Building
     639 Loyola Avenue                  10055 Grogan's Mill Road, Suite 500
     New Orleans, LA  70113             The Woodlands, TX  77380

           (Names and addresses of agents for service)
            _________________________________________
         The Commission is also requested to send copies
    of any communications in connection with this matter to:

     Christopher J. Bernard, Esq.          Laurence M. Hamric, Esq.
     General Counsel                       Associate General Counsel
     Entergy Power, Inc.                   Entergy Services, Inc.
     Parkwood Two Building                 639 Loyola Avenue
     10055 Grogan's Mill Road, Suite 500   New Orleans, LA  70113
     The Woodlands, TX  77380

     Thomas C. Havens, Esq.                Kent R. Foster, Esq.
     Whitman Breed Abbott & Morgan LLP     Vice President
     200 Park Avenue                       Entergy Services, Inc.
     New York, NY  10166                   P.O. Box 8082
                                           Little Rock, AR  72203

Item 1.        Description of Proposed Transaction.

          Entergy Corporation ("Entergy"), a Delaware corporation which is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary Entergy Power, Inc. ("EPI"), a Delaware corporation (Entergy and EPI, collectively, the "Applicants"), hereby request the approval of the Securities and Exchange Commission (the "Commission") under the Act for EPI to acquire, prior to October 1, 2003, an undivided ownership interest in an electric generating facility located in Louisiana, as more particularly described herein.

I.   Background.

     A.   The Entergy System.

     Entergy and its various direct and indirect subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently consists of: (1) five domestic retail electric utility companies - Entergy Arkansas, Inc. ("Entergy
Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") (such companies are sometimes referred to herein, collectively, as the "System operating companies"); (2) System Energy Resources, Inc., a domestic wholesale electric generating company that sells capacity and energy to the System operating companies (other than Entergy Gulf States); (3) Entergy Services, Inc., a company that provides administrative and other services primarily to the System operating companies; (4) Entergy Operations, Inc., a company that provides management, operations and maintenance services for the System's nuclear facilities; (5) System Fuels, Inc., a company that primarily implements and/or maintains certain fuel supply programs for the System operating companies;
(6) EPI, a company that, as described below, markets and sells electric generating capacity and energy to non-associate purchasers in the domestic bulk power market; (7) Entergy Enterprises, Inc., a company that, among other things, provides administrative and other services to certain of Entergy's non-utility subsidiaries, and markets skills and intellectual property developed or acquired by System companies; (8) Entergy Power Marketing Corp. ("EPMC"), an "energy-related company" as defined in Rule 58 under the Act that markets and brokers electricity and other energy commodities; and (9) various other companies formed to develop, acquire and own Entergy's interests in domestic and foreign energy, energy-related and telecommunications businesses.

     Entergy, through its domestic public utility subsidiaries, EPI, EPMC, and its investments in "foreign utility companies" and "exempt wholesale generators", is engaged principally in the generation, transmission, distribution and sale of electricity, at retail and at wholesale, and the purchase of electricity at wholesale. Entergy's System operating companies provide electric service to approximately 2.4 million customers in portions of the states of Arkansas, Louisiana, Mississippi, Tennessee and Texas, and retail gas service in and around Baton Rouge, Louisiana and in New Orleans, Louisiana.

     B.   Formation and Business of EPI.

     Pursuant to an order of the Commission dated August 27, 1990 (the "1990 Order")<FN1>, Entergy formed EPI to participate as a supplier of electricity at wholesale to non-associate companies in bulk power markets. In accordance with the 1990 Order, EPI acquired the ownership interests of its associate company, Entergy Arkansas, in (1) Unit No. 2 of the Independence Steam Electric Generating Station ("ISES 2") and (2) Unit No. 2 of the
Ritchie  Steam Electric Generating Station ("Ritchie 2").   EPI's
ownership interests in ISES 2 and Ritchie 2 represented, at the time they were acquired, an aggregate of 809 megawatts ("MW") of electric generating capacity.<FN2> In 1996 and 1998, EPI sold portions of its undivided ownership interest in ISES 2 to two non-affiliates,<FN3> so that EPI currently owns a total of 665 MW of generating assets (the "Owned Capacity"). EPI owns its undivided interest in ISES 2 as tenant in common with Entergy Mississippi (which has a 25% undivided interest in ISES 2) and the other co-owners. In addition, as described in the 1990 Order, Entergy Arkansas manages, controls, operates and maintains ISES 2 and Ritchie 2 on behalf of EPI and the other co-owners of such facilities.

     Since 1990, EPI has been principally engaged in the business of marketing and selling generating capacity (including the Owned Capacity) and related energy, at wholesale, to non-associate companies on negotiated (i.e., market based) terms and conditions. EPI markets a portion of its Owned Capacity and related energy through its associate company, EPMC. EPMC, a wholly-owned subsidiary of Entergy, is principally engaged in the marketing, trading, purchasing and selling of electric capacity and energy and other energy commodities, and in the provision of industrial energy management and risk management services. EPI's wholesale marketing and power sales transactions are subject to the jurisdiction of the Federal Energy Regulatory Commission (the "FERC").<FN4> In addition, EPI is subject to certain conditions imposed by the Arkansas Public Service Commission (the "APSC") in its 1990 order approving Entergy Arkansas' transfer to EPI of the ownership interests in ISES 2 and Ritchie 2.<FN5>

     As of June 30, 1999, EPI's portfolio of power sales contracts with a term of more than one year included the following:

     (1)   Alabama Municipal Electric Authority -- 50 MW  through
2005.

     (2) Associated Electric Cooperative, Inc. -- 200 MW, increasing to 300 MW in 2000 through May 2010

     (3) Municipal Electric Agency of Mississippi -- 23 MW through May 2010

     (4) Northeast Texas Electric Cooperative, Inc. -- 36 MW through 2017

     (5)  Oglethorp Power Cooperative -- 100 MW through June 2002

     (6)   Tallahassee Electric Department -- 25 MW through March
2002

     C.   Recent Power Transactions.

     EPMC and EPI recently entered into certain power purchase and sale transactions with Sam Rayburn Municipal Power Agency
("SRMPA")  and  Vinton  Public  Power  Authority  ("VPPA").    As
discussed  further  below,  these  transactions  generally   were
intended to permit SRMPA to continue to meet the power needs of the cities for which it acts as purchasing agent on a more reliable and economical basis.<FN6> SRMPA, a municipal corporation and a political subdivision of the State of Texas, is a joint powers agency formed in 1979 by the cities of Jasper, Liberty and Livingston, Texas to acquire, own and operate electric facilities and to engage in the generation and transmission of electric
power for the benefit of  all participating entities.   VPPA is a
public power authority created in 1980 and authorized to enter into contracts for the sale of electric power with the Town of Vinton, Louisiana or other public power authorities.

     In 1981, SRMPA purchased from Gulf States Utilities, Inc. (now Entergy Gulf States) a 20% undivided ownership interest in Unit No. 6 of the Roy S. Nelson Generating Station ("Nelson 6"), a coal-fired, steam electric generating facility located in Westlake, Calcasieu Parish, Louisiana. Nelson 6 was placed into commercial operation in 1982, and since that time has supplied a portion of the electric energy requirements of the cities of Jasper, Liberty and Livingston, and the Town of Vinton (collectively, the "Cities"). For certain state tax reasons, in December 1992, VPPA purchased SRMPA's 20% undivided ownership interest in Nelson 6 for a total consideration equal to the then remaining undepreciated book value of such assets (approximately $77.8 million).<FN7>

       In order to continue to supply power and energy to the Cities, concurrently with such transfer, SRMPA entered into a Unit Power Sale Agreement with VPPA (the "UPS Agreement"), under which SRMPA purchased from VPPA an entitlement to an equivalent amount of net electrical output from Nelson 6. The funds received by SRMPA from the sale of its Nelson 6 ownership interest were used to make a lump sum payment to VPPA for the capacity entitlement purchased under the UPS Agreement. The UPS Agreement also granted SRMPA a right of first refusal and option (the "Option") to repurchase from VPPA legal title to the 20% undivided ownership interest in Nelson 6 (the "Nelson 6 Ownership Interest"). The UPS Agreement was to terminate following the exercise of the Option.

     Although, as a result of these transactions, SRMPA no longer owned any interest in Nelson 6, under the UPS Agreement SRMPA nevertheless remained responsible for a proportionate share of all costs and expenses of ownership, including retro-fittings, upgrades, and environmental costs and liabilities. In addition, all of the power and energy provided to SRMPA by VPPA under the UPS Agreement was generated at Nelson 6, and during planned or unplanned outages at Nelson 6, SRMPA was responsible for finding replacement power supplies. These arrangements subjected SRMPA and its customers to the risk of increased operating and replacement power costs, as well as to the risk of interruption in the delivery of power. Accordingly, in 1997, SRMPA and EPMC began to discuss possible replacement power supply arrangements which would enable SRMPA to reduce its purchased power expenses under the UPS Agreement and to enhance reliability.

     In this connection, effective November 1, 1998, EPMC and SRMPA entered into a Requirements Power Supply Agreement, as amended (the "Requirements Contract"), pursuant to which EPMC has agreed to deliver to SRMPA firm requirements power and energy sufficient to serve a portion of the load and load growth of the Cities. The price of energy delivered under the Requirements Contract, as well as of related transmission service, is fixed for the duration of the agreement. In consideration of EPMC's commitment to supply power and energy on a fixed price, firm requirements basis, SRMPA made an advance payment to EPMC of $59,605,565 and agreed to make periodic payments to EPMC based upon power and energy actually delivered over the term of the contract. Simultaneously with the execution of the Requirements Contract, EPMC and SRMPA entered into a System Capacity Sales Agreement (the "SCSA"), pursuant to which EPMC agreed to purchase from SRMPA excess capacity available to SRMPA, up to the amount of its entitlement under the UPS Agreement to 20% of the capacity of Nelson 6 (representing approximately 110 MW) (the "Nelson 6 Capacity Entitlement"), for a total purchase price of $59,605,565. Under the SCSA, EPMC also assumed SRMPA's obligation to pay all variable costs billed to SRMPA under the UPS Agreement.

     The power supplied by EPMC to SRMPA under the Requirements Contract may be obtained from a variety of sources. However, as an "energy-related company", EPMC does not own any electric generating facilities from which power may be supplied to SRMPA. Therefore, in order to help satisfy its obligations under the Requirements Contract, EPMC entered into a Power Purchase and Sale Agreement with EPI (the "EPI Agreement"). Under the EPI Agreement, EPI has agreed to supply EPMC with any power necessary for it to meet its obligations to SRMPA under the Requirements Contract. EPI may deliver power under the EPI Agreement from the Owned Capacity or any other generating assets it may own from time to time. To provide security for EPMC's obligations under the Requirements Contract, EPMC granted SRMPA a purchase money security interest in EPMC's power supply arrangements with EPI, including the EPI Agreement. In addition, pursuant to a Guaranty, Entergy has guaranteed the obligations of EPMC under the Requirements Contract.<FN8>

     II.  Proposed Transactions.

     As part of the foregoing transactions, EPI received an assignment from SRMPA of the Option to acquire the Nelson 6 Ownership Interest pursuant to an Option Agreement among VPPA, SRMPA and EPI. EPI has agreed under the Option Agreement to exercise the Option and, subject to the receipt of all requisite regulatory approvals, to purchase the Nelson 6 Ownership Interest on or before October 1, 2003. EPI would pay VPPA $1,000 as full and fair market value consideration for the Nelson 6 Ownership Interest. EPMC will continue to supply power to SRMPA under the Requirements Contract following the transfer of the Nelson 6 Ownership Interest to EPI. However, both the UPS Agreement and the SCSA will terminate on the date EPI acquires the Nelson 6 Ownership Interest.

     The Applicants hereby request all requisite Commission approvals under the Act for EPI to exercise the Option and to acquire from VPPA the Nelson 6 Ownership Interest at any time on or before October 1, 2003. The Applicants believe that EPI's acquisition and ownership of an interest in Nelson 6 is fully consistent with EPI's business, as described in the 1990 Order. Following its acquisition of the Nelson 6 Ownership Interest, EPI will continue to be principally engaged in the business of marketing and selling electric generating capacity and energy to non-associate purchasers in wholesale transactions, in accordance with the 1990 Order. Moreover, this transaction is similar in many respects to EPI's ownership of its interest in ISES 2, which also is jointly owned with an affiliate (Entergy Mississippi).<FN9> As is the case with EPI's undivided interest in ISES 2, EPI's affiliate, Entergy Gulf States, will continue to operate and maintain Nelson 6 for the benefit of EPI and the other co-owner, SRG&T. <FN10> Finally, Nelson 6 is directly interconnected with the transmission system of Entergy Gulf States and, thus, indirectly interconnected with the entire transmission grid of the Entergy System, thereby satisfying the integration requirements of the Act.<FN11>

     The Applicants further believe that the proposed purchase price for the Nelson 6 Ownership Interest is fair and reasonable
consideration, in accordance with Section 10(b) of the Act.   The
nominal purchase price to be paid by EPI for the Nelson 6 Ownership Interest reflects EPMC's prior purchase from SRMPA of the Nelson 6 Capacity Entitlement pursuant to the SCSA, and as such, is the result of arm's length negotiations among the parties.<FN12> In addition, the structure of the transaction (involving the separate purchases of the capacity entitlement by EPMC and of legal title to the generating assets by EPI) not only mirrors the preexisting arrangements between SRMPA and VPPA,<FN13> but was necessary in order to address certain regulatory constraints
under  the  Act.    Specifically, as an "energy-related  company"
under the Act, EPMC could not acquire the Nelson 6 Ownership Interest and still maintain its exemption under Rule 58.<FN14> Furthermore, since Nelson 6 is not an "eligible facility" under
Section 32 of the Act, the Nelson 6 Ownership Interest could  not
be  acquired  by  an  EWG affiliate of Entergy.    EPI,  however,
already owns non-exempt electric generating facilities (i.e., the Owned Capacity) and, as such, is "public-utility company" under
Section 2(a)(5) of the Act. Therefore, it is appropriate for EPI to acquire ownership of non-exempt electric generating facilities such as the Nelson 6 Ownership Interest.

     For all of the foregoing reasons, the Applicants believe the Commission should find that EPI's acquisition of the Nelson 6 Ownership Interest satisfies the applicable standards of Sections 10 and 11 of the Act and is consistent with EPI's authorized business as described in the 1990 Order.

     Filed  herewith  as Exhibits I-1 and I-2  are  letters  from
SRMPA   and  VPPA  expressing  their  support  for  the  proposed
transactions.

     III. Compliance with Rules 53 and 54.

     The  Applicants hereby represent that, pursuant to  Rule  54 under the Act, all of the criteria of Rule 53(a) and (b) are satisfied.

Item 2.        Fees, Commissions and Expenses.

     The estimated fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with the transactions described herein will be supplied by amendment.

Item 3.        Applicable Statutory Provisions.

     The proposed acquisition of the Nelson 6 Ownership Interest by EPI is subject to Sections 9(a), 10 and 11 of the Act and Rules 51 and 54 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

Item 4.        Regulatory Approval.

     No state or Federal commission, other than the Commission, has jurisdiction over the transactions proposed herein.

Item 5.        Procedure.

     Entergy respectfully requests that the Commission issue its order granting and permitting this Application-Declaration to become effective as soon as practicable, but in any event not later than January 31, 2000.

     Entergy  hereby  (i)  waives  a recommended  decision  by  a hearing officer or any other responsible officer of the Commission, (ii) agrees that the Division of Investment Management may assist in the preparation of the decision of the Commission, and (iii) requests that there be no waiting period between the issuance of the order of the Commission and the day on which such order is to become effective.

Item 6.        Exhibits and Financial Statements.

     (a)  Exhibits:

          B-1 -     Option Agreement

          B-2 -     Form of Agreement for the Sale of Nelson Coal
                    Unit No. 6 and of Excepted Facilities

          B-3 -     Form of Assignment of Non-Exclusive Predial
                    Servitude

          B-4 -     Fifth Amendment to the Joint Ownership
                    Participation and Operating Agreement

          E   -     Map showing interconnection of Nelson 6 with
                    the properties of the Applicants (to be filed by amendment)

          F   -     Legal Opinion(s) from counsel to Entergy
                    Power, Inc. and Entergy Corporation
                    (to be filed by amendment)

          G   -     Financial Data Schedules

          H   -     Form of Notice of Proposed Transactions

          I-1  -    Letter from SRMPA

          I-2  -    Letter from VPPA

     (b)  Financial Statements:

     Financial  Statements of Entergy Corporation and of  Entergy
Corporation and subsidiaries, consolidated, as of September 30, 1999 (reference also is made to Exhibit G hereto).

     Financial  Statements of Entergy Power, Inc. as of September
30, 1999 (reference also is made to Exhibit G hereto).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since September 30, 1999.

Item 7.        Information as to Environmental Effects.

     The proposed transactions do not involve any major Federal action significantly affecting the quality of the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                           SIGNATURES

     Pursuant  to the requirements of the Public Utility  Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ENTERGY POWER, INC.



                                   By:   /s/ Michael G. Thompson
                                        Michael G. Thompson
                                        Vice President and Secretary



                                   ENTERGY CORPORATION



                                   By:  /s/ Michael G. Thompson
                                        Michael G. Thompson
                                        Senior Vice President,
                                        General Counsel and Secretary




Dated:    November 19, 1999

_______________________________

<FN1>  See Holding Company Act Release ("HCAR") No. 25136.  The 1990
       Order was reaffirmed by the Commission on remand from the U.S. Circuit Court of Appeals for the District of Columbia Circuit. See HCAR No. 26410 (dated November 17, 1995).

<FN2>  Specifically, EPI acquired (a) Entergy Arkansas' 100%
       ownership interest in Ritchie 2, an oil- and gas-fired power plant located in Phillips County, Arkansas with a total capacity of approximately 544 MW, and (b) Entergy Arkansas' 31.5% undivided ownership interest in ISES 2, a coal-fired facility located near Newark, Arkansas.

<FN3>  See HCAR No. 26549 (dated August 2, 1996) and HCAR No. 26915
       (dated October 9, 1998).

<FN4>  EPI is presently authorized by the FERC to sell, at market-
       based rates, up to 1,500 MW of capacity and energy.

<FN5>  Specifically, EPI is precluded from serving retail loads in
       Arkansas or making capacity sales to any affiliate without first obtaining a waiver from the APSC. See Order No. 17, APSC Docket No. 89-128-U, as modified by Order No. 4, APSC Docket No. 95-396-U.

<FN6>  SRMPA services the power and energy requirements of the cities of Jasper, Liberty and Livingston, Texas, and the Town of Vinton, Louisiana (collectively, the "Cities").

<FN7>  Currently, Nelson 6 is owned by VPPA (20%), Sam Rayburn
       Generation & Transmission Cooperative ("SRG&T") (10%) and Entergy Gulf States (70%). Pursuant to a Joint Ownership Participation and Operating Agreement among the co-owners of Nelson 6, Entergy Gulf States operates, maintains and manages Nelson 6 on behalf of the co-owners.

<FN8>  Entergy's guarantee is authorized under the Commission's order dated January 6, 1998 (see HCAR No. 26812).

<FN9>  As described above, Nelson 6 is 70% owned by Entergy Gulf
       States.

<FN10> In this connection, EPI, Entergy Gulf States, SRMPA, SRG&T and
       VPPA have entered into an amendment to the Joint Ownership Participation and Operating Agreement for Nelson 6 (the "JOA") pursuant to which Entergy Gulf States provides various operations, maintenance and management services on behalf of
       the co-owners of Nelson 6.   Under such amendment (which is
       filed herewith as Exhibit B-4), EPI has agreed, upon becoming a co-owner of Nelson 6, to be bound by the provisions of the JOA, which would include the obligation to reimburse Entergy Gulf States for EPI's allocable portion (i.e., to the extent of the Nelson 6 Ownership Interest) of the costs of operating
       and maintaining Nelson 6.   Pursuant to the authorization of
       the Commission in File No. 70-8529 (see HCAR No. 27040 (June 22, 1999)), any costs incurred by Entergy Gulf States on behalf of EPI for such services would be reimbursed by EPI at cost plus 5%, in accordance with settlement arrangements among Entergy and certain of its state and local regulators.

<FN11> EPI will enter into agreements with Entergy Gulf States and possibly other System operating companies to obtain transmission and related services with respect to energy from the Nelson 6 Ownership Interest, at rates and on other terms and conditions subject to the exclusive jurisdiction of the
       Federal Energy Regulatory Commission.   However, none of the
       capacity or energy from the Nelson 6 Ownership Interest is intended to be sold to Entergy Gulf States or any other System operating company.

<FN12> In addition, to the extent that EPMC purchases capacity from
       EPI, under the EPI Agreement or otherwise, that is derived from the Nelson 6 Ownership Interest, the associated capacity charges to EPMC will be nominal, to take into account EPMC's prior purchase of the Nelson 6 Capacity Entitlement.

<FN13> As discussed above,  SRMPA previously owned only the Nelson 6
       Capacity Entitlement (along with the Option), while VPPA owned legal title to the related undivided ownership interest in Nelson 6.

<FN14> As an "energy related company" under Rule 58, EPMC may only acquire interests in "qualifying facilities" under the Public Utility Regulatory Policies Act of 1978.